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                                                                    Exhibit 99.2

[VIVENDI UNIVERSAL LOGO]

                                    ELEKTRIM


PARIS, JUNE 28, 2001 - Vivendi Universal and the Management Board of Elektrim have signed a Memorandum of Understanding that will result in Vivendi Universal increasing its stake in Elektrim Telekomunicakja ("Telco") from 49% to 51%, as Telco takes over all of Elektrim's wireline and Internet companies

In exchange, Vivendi Universal shall pay to Elektrim an amount equivalent to the value of its share in Elektrim.

The agreement reached with Elektrim shall first and foremost help Vivendi better to protect the value of its Telecom assets in Poland, and in particular its 51% share in PTC, a Polish mobile phone operator with excellent performances and prospects.

Having achieved this, Vivendi Universal has decided not to consolidate this holding which is not part of its core strategy for the medium term.


Important disclaimer

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Vivendi Universal does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal and its predecessor, Vivendi, with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.